

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Joshua Goldstein
General Counsel
Masterworks 049, LLC
497 Broome Street
New York, NY 10013

> **Re: Masterworks 049, LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed on April 29, 2021**
> **File No. 024-11491**

Dear Mr. Goldstein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2001 letter.

Amended Offering Statement on Form 1-A

General

1. We note your response to prior comment 1. Please disclose what actions you will take with respect to the number of shares issued to the Administrator if you are unable to collect the remaining 5% of unpaid funds.

　　　You may contact Aamira Chaudhry at (202) 551-3389 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Laura Anthony